October 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	AmbiCom Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed September 14, 2012
File No. 333-182555

Dear Mr. Mancuso:

Please be advised that the undersigned is the Chief Executive Officer of AmbiCom Holdings, Inc., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing provided in the Commission’s letter dated September 21, 2012. The company hereby submits, pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Issuer (as amended, the “Registration Statement”).

The purpose of this correspondence is to illustrate the changes the Issuer proposes in response to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Seller Shareholder, page 9

1.	We note your response to prior comment 3. In view of the large number of shares offered by the selling stockholder in relation to the number of outstanding shares of common stock held by non-affiliates of the company, we view the transaction to be a primary offering. Accordingly, you must reduce the size of the offering or it cannot proceed on an at-the-market basis. If you do not reduce the size of the offering, you must set a fixed price for the shares to be offered.

In response to this comment, the selling stockholder has agreed to reduce the size of the offering to 5,000,000 shares. The Registration Statement has been revised accordingly.

Exhibit 5.1

2.	Please file an opinion that does not contain the temporal limitation on reliance in the first sentence of the fourth paragraph. For guidance, please refer to Section II.B.3d of Staff Legal Bulletin No. 19, available on the Commission’s website.

In response to the Staff’s comment, a new legal opinion has been filed as Exhibit 5.1 with Amendment No. 3.

3.	We note that your response to prior comment 8; however, you did no address the assumption in the third paragraph that was retained in the revised opinion. Please file an opinion that removes this assumption or tell us why you believe it is appropriate and necessary to the opinion rendered.

Please see response to Item 2 above.

In addition, the Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ John Hwang

John Hwang,

Chief Executive Officer